OMNOVA Solutions Inc.

175 Ghent Road

Fairlawn, Ohio 44333

July 5, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Pamela Long
Sherry Haywood

Re:	OMNOVA Solutions Inc.

Registration Statement on Form S-4 (Registration No. 333-172196)

Ladies and Gentlemen:

On behalf of OMNOVA Solutions Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-172196) (the “Registration Statement”) of the Company be declared effective at 11:00 a.m. on Thursday, July 7, 2011, or as soon thereafter as practicable. The Company respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

In connection with such request, the undersigned, on behalf of the Company, hereby acknowledges the following:

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should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

OMNOVA SOLUTIONS INC.

By:	/s/ Michael E. Hicks
	Name:	Michael E. Hicks
	Title:	Senior Vice President and Chief Financial Officer

cc:	Michael J. Solecki, Esq.